

ING Capital Markets LLC
1133 Avenue of the Americas
New York, NY 10036
Phone +1 646 424 6000

Additional information for the SBSE-A/A EDGAR Amended filing for ING Capital Markets LLC

The sole reason for filing this amendment (SBSE-A/A) is to remove and add Principals of ING Capital Markets LLC based on recent personnel changes

- Question 18 on the Applicant Data – Page 3: Changed the number of individual Principals from 18 to 16

- Schedule A of Form SBSE-A: Removed and added relevant Principals

Signature:



Katharyn Meyer
Chief Executive Officer

Aug 8, 2024.

Date